FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 29, 2007

Exhibit 99.9

China Medical Technologies Reports First Quarter Financial Results

Robust IVD Revenue Exceeded HIFU Revenue

FY2007 Annual Targets Under Review

Beijing, China, August 28, 2007—China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, today announced its unaudited financial results for the first quarter ended June 30, 2007 (“1Q FY2007”). The Company’s 2007 fiscal year ends on March 31, 2008.

1Q FY2007 Highlights

•	Net revenues increased by 66.6% year-over-year to RMB151.5 million (US$19.9 million).

•

Non-GAAP adjusted net income, as defined below, increased by 37.4% year-over-year to RMB68.7 million (US$9.0 million). The growth rate of non-GAAP adjusted net income was lower than that of net revenues primarily due to interest expense and amortization of convertible notes totaling RMB12.1 million (US$1.6 million). Net income increased by 12.6% year-over-year to RMB51.7 million (US$6.8 million).

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, increased by 42.6% year-over-year to RMB2.61 (US$0.34). Diluted earnings per ADS increased by 16.7% year-over-year to RMB1.96 (US$0.26).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased to see the momentum of this quarter’s business growth mainly driven by in-vitro diagnostic business. The revenue from IVD businesses has exceeded the revenue for HIFU business for the first time,” commented Mr. Xiaodong Wu, Chairman and CEO of the Company. “Going forward, we expect the seasonality of our HIFU business to have less impact on our results of operations and we will continue to benefit from the recurring nature of our IVD businesses including our ECLIA reagent business and our FISH probe business. We have successfully launched our FISH products and received very positive responses from many leading hospitals in the PRC. We believe our FISH business, in addition to our ECLIA business will become another major driver for our future growth.”

1Q FY2007 Financial Results

The Company reported net revenues of RMB151.5 million (US$19.9 million) for 1Q FY2007, representing a 66.6% increase from the corresponding period of FY2006.

The Company’s revenues are currently generated from three product lines, ECLIA diagnostic systems, FISH diagnostic systems and HIFU tumor therapy systems. ECLIA system sales include the sales of ECLIA analyzers and reagent kits. FISH system sales include the sales of FISH equipment and probes.

ECLIA system sales for 1Q FY2007 were RMB79.1 million (US$10.4 million), representing a 84.7% increase from the corresponding period of FY2006. The strong year-over-year growth in the ECLIA system sales reflected the increasing utilization of ECLIA analyzers by hospitals which drove increasing demand for reagent kits.

FISH system sales for 1Q FY2007 were RMB14.4 million (US$1.9 million) upon the launch of our FISH systems in this quarter. The sales represented only sales of equipment where sales of probes are expected in September quarter.

HIFU tumor therapy system sales for 1Q FY2007 were RMB58.0 million (US$7.6 million), representing a 20.5% increase from the corresponding period of FY2006. The year-over-year growth in this sector was driven primarily by increases in unit sales and selling price. Due to seasonality, first fiscal quarter is typically the weakest quarter for HIFU sales in a fiscal year.

Gross margin decreased to 62.0% for 1Q FY2007 as compared to 70.7% for the corresponding period of FY2006. The decrease in gross margin was due to the amortization of FISH intangible assets of RMB11.9 million (US$1.6 million) and FISH equipment sales which generated lower gross margin. The Company expects future FISH probe sales will generate recurring revenue and higher gross margin. The sales of FISH equipment is expected to drive up the use of FISH probes by hospitals. Excluding the impact of FISH amortization, gross margin would be 69.9%.

Research and development expenses were RMB9.8 million (US$1.3 million) for 1Q FY2007, representing a 66.8% year-over-year increase. The increase was due to expenses associated with the HIFU study organized by the Ministry of Health in the PRC, collaboration with research institutions and new product development.

Sales and marketing expenses were RMB5.8 million (US$0.8 million) for 1Q FY2007, representing a 38.3% year-over-year increase. The increase was primarily due to greater participation at exhibitions and more promotional events organized by the Company.

General and administrative expenses were RMB13.9 million (US$1.8 million) for 1Q FY2007, representing a 21.0% year-over-year increase. The increase was primarily due to increase in headcounts for expansion and stock compensation expense arising from recent stock grant in June 2007.

Interest income was RMB8.7 million (US$1.1 million) for 1Q FY2007, representing a 12.3% increase from the corresponding period of FY2006. The increase was primarily due to interest income generated from the net proceeds received from the issuance of convertible notes in November 2006.

Interest expense of convertible notes was RMB10.1 million (US$1.3 million) for 1Q FY2007 primarily due to interest incurred by the convertible notes issued in November 2006. The notes bear interest at 3.5% per annum.

Other interest expense of RMB1.6 million (US$0.2 million) for 1Q FY2007 was primarily due to notional interest in connection with the present value discounting of long term other payable of US$10 million for the final payment of FISH acquisition due in February 2009.

Amortization of convertible notes issuance cost of RMB2.0 million (US$0.3 million) for 1Q FY2007 was due to the US$150 million convertible notes issued in November 2006. The issuance cost is amortized over the term of the convertible notes which is five years.

Income tax expense was RMB7.9 million (US$1.0 million) for 1Q FY2007. One of the Company’s PRC subsidiaries is entitled to an income tax concession at a rate of 10% which will expire in December 2007. The effective tax rate for 1Q FY2007 was 13.3%.

On March 16, 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “New Law”), which will become effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations (the “IRRs”) on the definition of various terms and the interpretation and application of the provisions of the New Law are expected to be promulgated by the State Council within 2007. The Company currently believes that the IRRs will not impact its qualification as a hi-tech enterprise, and as such, believes the current tax rate of 15% will continue to apply. In the event the promulgation of the new IRRs results in a change such that the Company will no longer qualify as a hi-tech enterprise, it will be required to pay income tax in accordance with the IRRs starting on January 1, 2008.

Net income was RMB51.7 million (US$6.8 million) for 1Q FY2007, representing a 12.6% increase from the corresponding period of FY2006.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB68.7 million (US$9.0 million) for 1Q FY2007, representing a 37.4% increase from the corresponding period of FY2006. The lower growth rate compared to net revenues was primarily due to convertible note expenses of RMB12.1 million (US$1.6 million).

Stock compensation expense for 1Q FY2007 was RMB1.4 million (US$0.2 million) which was allocated to research and development expenses (RMB0.1 million) and general and administrative expenses (RMB1.3 million).

Amortization of acquired intangible assets for 1Q FY2007 was RMB15.6 million (US$2.1 million) which was allocated to cost of revenues.

As of June 30, 2007, the Company’s cash balance was RMB1.1 billion (US$150.5 million). Net operating cash flow for 1Q FY2007 was RMB73.3 million (US$9.6 million).

As of June 30, 2007, the Company’s accounts receivable was RMB215.3 million (US$28.3 million), representing an increase of 6.7% from the balance at March 31, 2007. The accounts receivable turnover days improved to 129 days from 135 days in previous quarter.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.612 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, June 29, 2007.

Appointment and Resignation of Director

The Company announced that it has accepted Dr. Ruyu Du’s resignation as a member of the Board of Directors, including his position as a member of the nomination committee of the Company, effective September 30, 2007. Dr. Du has been a member of the Board of Directors since June 2005. He got a serious illness recently and is receiving continuous treatment. Mr. Xiaodong Wu, the Company’s Chairman and CEO, stated, “We express our sincere gratitude to the contribution that Dr. Du has made to the Company and wish him to recover from the illness.”

The Board of Directors has appointed Dr. Yuedong Li to the Board effective October 1, 2007. Dr. Li is currently the Chief Secretary of the China Hospital Association and the Deputy Director of Center of Organ Transplant at Beijing University. Dr. Li also holds various positions in a number of medical associations. He has over 30 years of experience in medical profession, clinical research and management of a number of healthcare organizations in the PRC. Mr. Wu stated, “We welcome Dr. Li to join our board. Dr. Li is an outstanding surgeon and a successful leader in healthcare organizations. His expertise will be invaluable to the rapid development of the Company.”

Outlook for FY2007

The Company is reassessing the current targets for FY2007 based on better than expected ECLIA reagent business and smooth progress of FISH business. The current targeted net revenues for FY2007 range from RMB830 million to RMB870 million. The current targeted adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2007 ranges from RMB390 million to RMB410 million. The current targeted adjusted diluted earnings per ADS excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2007 ranges from RMB14.15 to RMB14.80 assuming a diluted number of ADS of 31,000,000 and excluding interest for convertible notes and amortization of convertible notes issuance cost.

These targets are based on the Company’s current views on the operating and market conditions which are subject to change.

The assessment and revision on these targets will be completed when the Company reports its 2Q FY2007 financial results in November 2007.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per share, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense and amortization of acquired intangible assets. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on August 28, 2007 (or 8:00 p.m. Beijing/Hong Kong time on August 28, 2007) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number 1-866-800-8652

-	International dial-in number 1-617-614-2705

Passcode CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on August 29, 2007.

The dial-in details for the replay are as follows:

-	U.S. Toll Free Number 1-888-286-8010

-	International dial in numbers 1-617-801-6888

Passcode 60687674

About China Medical Technologies

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2007, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2007	June 30, 2007
	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,173,640	1,145,271	150,456
Trade accounts receivable	201,778	215,335	28,289
Prepayments and other receivables	41,484	45,568	5,986
Inventories	27,991	31,902	4,191

Total current assets	1,444,893	1,438,076	188,922

Property, plant and equipment, net	135,791	147,075	19,321
Goodwill and other intangible assets, net (1)	1,355,735	1,323,732	173,901
Lease prepayments, net	7,620	7,573	995
Deferred income taxes	542	294	39
Convertible notes issuance costs	38,020	35,447	4,657

Total assets	2,982,601	2,952,197	387,835

Liabilities
Current liabilities
Trade accounts payable	47,847	55,499	7,291
Accrued liabilities and other payables	285,561	215,076	28,254
Income tax payable	38,467	39,252	5,157
Dividend payable	—	83,306	10,944

Total current liabilities	371,875	393,133	51,646

Convertible notes	1,158,480	1,141,800	150,000
Other payable—long term (1)	67,206	67,794	8,906
Deferred income taxes (1)	99,302	97,872	12,858

Total liabilities	1,696,863	1,700,599	223,410

Shareholders’ equity
Share capital	225,125	225,125	29,575
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and fully paid as of March 31 2007 and June 30, 2007
Additional paid-in capital	504,795	506,174	66,497
General reserve fund	36,147	36,147	4,749
Accumulated other comprehensive loss—cumulative translation adjustments (1)	(21,336)	(25,240)	(3,316)
Retained earnings	541,007	509,392	66,920

Total shareholders’ equity	1,285,738	1,251,598	164,425

Total liabilities and shareholders’ equity	2,982,601	2,952,197	387,835

Note:

(1)	The Company has revised preliminary purchase price allocation in connection with FISH acquisition based on revised internal valuation. The final purchase price allocation will be determined when the valuation by independent valuers is complete.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2006	March 31, 2007	June 30, 2007
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net (1)	90,948	163,103	151,490	19,901
Cost of revenues	(26,617)	(43,766)	(57,496)	(7,553)

Gross profit	64,331	119,337	93,994	12,348
Operating expenses:
Research and development	(5,861)	(7,960)	(9,779)	(1,285)
Sales and marketing	(4,161)	(5,395)	(5,755)	(756)
General and administrative	(11,528)	(18,259)	(13,946)	(1,832)

Total operating expenses	(21,550)	(31,614)	(29,480)	(3,873)

Operating income	42,781	87,723	64,514	8,475
Other income	—	2,300	100	13
Interest income	7,743	15,143	8,694	1,142
Interest expense—convertible notes	—	(10,183)	(10,078)	(1,324)
Interest expense—other	—	—	(1,569)	(206)
Amortization of convertible notes issuance cost	—	(2,064)	(2,043)	(268)

Income before tax	50,524	92,919	59,618	7,832
Income tax expense	(4,606)	(9,194)	(7,927)	(1,041)

Net income	45,918	83,725	51,691	6,791

Earnings per ADS—basic	1.68	3.20	1.97	0.26

—diluted (2)	1.68	3.11	1.96	0.26

Weighted average number of ADS—basic	27,360,000	26,196,308	26,196,308	26,196,308

—diluted (2)	27,385,701	30,882,901	26,317,214	26,317,214

Notes:
(1) Revenues, net
— ECLIA	42,810	65,879	79,051	10,385
— FISH	—	—	14,442	1,897
— HIFU	48,138	97,224	57,997	7,619

	90,948	163,103	151,490	19,901

(2)	In computing diluted EPS for the three months ended March 31, 2007, interest expense and amortization in connection with convertible notes were added back to net income before dividing by the diluted number of ADS because potential shares from the conversion of convertible notes were included. For the three months ended June 30, 2007, the total number of potential shares to be converted pursuant to the conversion of convertible notes was not included in the computation of diluted EPS because to do so would have been anti-dilutive.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended
	June 30, 2006	March 31, 2007	June 30, 2007
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	45,918	83,725	51,691	6,791
Adjustments:
Stock compensation expense	321	311	1,379	181
Amortization of acquired intangible assets	3,729	7,747	15,607	2,050

Non-GAAP adjusted net income	49,968	91,783	68,677	9,022

GAAP earnings per ADS
—basic	1.68	3.20	1.97	0.26

—diluted (1)	1.68	3.11	1.96	0.26

Non-GAAP adjusted earnings per ADS
—basic	1.83	3.50	2.62	0.34

—diluted (1)	1.83	3.37	2.61	0.34

Weighted average number of ADS
—basic	27,360,000	26,196,308	26,196,308	26,196,308

—diluted (1)	27,385,701	30,882,901	26,317,214	26,317,214

Note:

(1)	In computing diluted GAAP and non-GAAP EPS for the three months ended March 31, 2007, interest expense and amortization in connection with convertible notes were added back to net income before dividing by the diluted number of ADS because potential shares from the conversion of convertible notes were included. For the three months ended June 30, 2007, the total number of potential shares to be converted pursuant to the conversion of convertible notes was not included in the computation of diluted EPS because to do so would have been anti-dilutive.